UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Safe Technologies International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

786416206
(CUSIP Number)

Lance Prine
906 Visor Drive
San Antonio, Texas 78258
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)
———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 786416206	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lance Prine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100%
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 100%
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,609,253 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 786416206	13D	Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER.

Common Stock Safe Technologies International, Inc.

ITEM 2.	IDENTITY AND BACKGROUND.

Lance Prine 906 Visor Drive San Antonio, Texas 78258

Lance Prine is the President of Prine Homes Inc. since 1993 and located 906 Visor Drive San Antonio, Texas 78258.

During the last five years, Lance Prine has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Lance Prine was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; nor has there been any finding of a violation with respect to such laws.

Lance Prine  is a United State citizen.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Lance Prine bought 3333 of the shares in the open market for a total purchase price of $19.66, using personal funds. Lance Prine bought 65,605,920 of the shares in a private transaction for a purchase price of $1.00, using personal funds.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Lance Prine plans to join with other shareholders of Safe Technologies International, Inc.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Lance Prine owns 65,609,253 shares of the common stock of Safe Technologies International, Inc., representing approximately 20.1% of the company’s common stock.  All of such shares are owned with sole power to vote and dispose of the shares.

On February 12, 2012, Lance Prine purchased 3333 shares of common stock in the open market at a purchase price of $0.0059 per share.   On February 15, 2012,  Lance Prine purchased 65,605,920 shares in a private transaction at a purchase price of $.00000 per share.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

CUSIP NO. 786416206	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2012

By:	/s/ Lance Prine
Lance Prine